IBIO, INC.
9 Innovation Way, Suite 100
Newark, Delaware 19711

VIA EDGAR

July 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Riedler, Esq. and Scot Foley, Esq.

RE:	iBio, Inc.
Registration Statement on Form S-3 (File No. 333-175420)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, iBio, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:00 p.m., Washington, D.C. time, on Thursday, July 28, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
IBIO, INC.
	By:	/s/ Douglas Beck
	Name:	Douglas Beck
	Title:	Chief Financial Officer

cc: Robert B. Kay